VIA EDGAR

Engenavis, Inc.

As of February 7, 2018

Mr. Ryan Adams

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Engenavis, Inc.

Offering Statement on Form 1-A

File No. 024-10750

Rule 477 Application for Withdrawal of Offering Statement

Dear Mr. Adams:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Engenavis Inc., a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10750 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on September 29, 2017 and was not qualified.

The Company files the withdrawal of the Offering Statement because the Company has determined that the current market situation is not suitable for the Company, and the Company confirms that no securities have been sold pursuant to the Offering Statement. The Company has no intention of requesting qualification of this Offering Statement or pursuing this offering at any time in the future. We believe that withdrawal of the previously filed Offering Statement will avoid confusion concerning the Company’s current intention and is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to call our counsel Michael T. Williams, Esq. at (813) 810-4023.

Thank you for your consideration.

Sincerely

By:	/s/ George Weiss
George Weiss, Chairman Engenavis, Inc.